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                ELEVENTH:  A director or member of the Executive Committee of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or member of the Executive Committee, except for liability (i) for any breach of the director's or such committee member's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director or member of the Executive Committee derived any improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize, with the approval of a corporation's stockholders, further reductions in the liability of this corporation's directors or officers for breach of fiduciary duty, then a director or member of the Executive Committee of this corporation shall not be liable for any such breach to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article ELEVENTH by the stockholders of this corporation shall not adversely affect any right or protection of a director or member of the Executive Committee of this corporation existing at the time of such repeal or modification.